UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

13 February, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House 4 Temple Place London WC2R 2PG United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of February 13, 2024.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	British American Tobacco p.l.c. Preliminary Announcement – year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:    /s/ Caroline Ferland
Name:     Caroline Ferland
Title:    Company Secretary

Date: February 13, 2025